UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

Commission file number 1-10853

BB&T Corporation 401(k) Savings Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street, Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

BB&T Corporation

401(k) Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2012 and 2011

BB&T Corporation 401(k) Savings Plan

Index

December 31, 2012 and 2011

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BB&T Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Charlotte, NC

June 27, 2013

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BB&T Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Assets
Investments, at fair value
BB&T Corporation common stock	$567,879,916	$524,107,559
Mutual funds	1,354,342,314	1,112,143,788
Common/collective trusts	9,020,618	-
Self-directed investments	72,838,992	56,923,360
Separately managed accounts	2,941,894	-
One-year bank investment contract	-	135,830,963
Cash and cash equivalents	2,968,754	-
Associate insured deposit account	161,744,172	-
Total investments, at fair value	2,171,736,660	1,829,005,670

Receivables:
Notes receivable from participants	46,749,988	42,686,292

Net assets available for benefits	$2,218,486,648	$1,871,691,962

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011

Additions to (deductions from) net assets attributable to:
Investment income (loss)
Interest	$2,214,188	$1,080,582
Dividends	50,550,408	40,141,783
Net appreciation (depreciation) in fair value of investments	185,678,560	(71,505,857)
Net investment income (loss)	238,443,156	(30,283,492)

Interest on notes receivable from participants	1,869,578	1,853,072

Contributions
Employer	84,893,942	76,480,477
Employee	118,059,171	107,164,365
Rollovers	11,177,877	7,312,737
Total contributions	214,130,990	190,957,579

Benefits paid to participants	(173,622,730)	(144,474,164)
Administrative expenses	(449,419)	(422,356)

Net increase prior to transfers from other plans	280,371,575	17,630,639

Transfers from other plans	66,423,111	137,592
Net increase	346,794,686	17,768,231

Net assets available for benefits
Beginning of year	1,871,691,962	1,853,923,731
End of year	$2,218,486,648	$1,871,691,962

The accompanying notes are an integral part of these financial statements.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2012 and 2011

1.   Description of the BB&T Corporation 401(k) Savings Plan

The following description of the BB&T Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by BB&T Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2007, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Board of Directors (“Board”) is responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan Document, certain of the Board’s responsibilities have been delegated to the Employee Benefit Plans Committee.

Eligibility for Participation

The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions

Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan agreement, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. Effective January 1, 2012, the Plan added a Roth feature that allows for after-tax contributions. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting

Participants are vested immediately in their contributions, employer matching contributions and actual earnings allocated to their account.

Notes Receivable from Participants

Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the IRS) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits

Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and Internal Revenue Service (“IRS”) regulations.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2012 and 2011

Participant Accounts

Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings on the account and administrative expenses. Allocations of earnings and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2012 and 2011, forfeited accounts totalled $9 and $12, respectively. This account can be used to reduce employer contributions. In 2012 and 2011, contributions by the employer were reduced by $23,886 and $20,473, respectively, from the forfeiture account.

Reclassifications

Certain amounts reported in prior years' financial statements have been reclassified to conform to the current presentations. Such reclassifications had no effect on previously reported net assets available for benefits.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 10).

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with the Corporation so that the carrying amount is considered a reasonable estimate of fair value.

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock, common/collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, an Associate Insured Deposit Account effective February 1, 2012 and a bank investment contract (the “one-year BIC”) through January 31, 2012, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Plan's investments are stated at fair value. Refer to Note 7 for detailed disclosures of methodologies used to determine the recorded fair value of Plan investments.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2012 and 2011

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

FASB ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 7.

Payment of Benefits

Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.   New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The adoption of this update did not have a material impact on the Plan's financial statements.

In December 2011, the FASB issued ASU 2011-11 Balance Sheet. ASU 2011-11 provides guidance on enhanced disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This guidance is effective for annual periods beginning on or after January 1, 2013 and is not expected to impact the Plan’s financial statements or disclosures.

4.   Bank Investment Contract and Associate Insured Deposit Account

The Plan invested in a fully benefit-responsive bank investment contract guaranteed by the Corporation through January 31, 2012. The contract was credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty and there were no limitations on the Plan’s ability to transact at contract value with the issuer.

There were no reserves for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately .77 percent and .77 percent in 2011 and ..62 percent and

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2012 and 2011

.62 percent in January 2012, respectively. The interest rate was reset annually based on November 30th market yields for United States Treasury Notes having a one-year maturity.

Effective February 1, 2012, investments in the BIC became investments in the Associate Insured Deposit Account. The account was credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty and there is no limitation on the Plan’s ability to transact at contract value with the issuer.

The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield as of the 30th day of each month plus fifty basis points. The crediting interest rate for the period from February 1, 2012 to December 31, 2012 ranged from .62 percent to .71 percent and average yield rate was approximately .67 percent for the same period. There were no reserves for credit risk of the contract issuer or otherwise.

As described in FASB ASC Topic 946-210, Fully Benefit-Responsive Investment Contracts ("Topic 946-210") and Topic 962-325, Defined Contribution Plans Investments—Other ("Topic 962-325"), investment contracts held by a defined-contribution plan are required to be reported at fair value. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by Topic 946-210 and Topic 962-325, the Statement of Net Assets Available for Benefits presents the fair value of the BIC and Associate Insured Deposit Account. No adjustment for contract value is necessary, as the contract value approximates fair value.

5.   Transfers from Other Plans

During 2012 and 2011, BB&T Corporation authorized the transfer of participant accounts from various acquired company plans into the Plan. Participant account balances, including investments and notes receivable from participants, were transferred from the various plans at various dates during 2012 and 2011 as follows:

2012
Crump Life Insurance Services, Inc. 401(k) Savings Plan	$53,539,492
Sterling MGT, Inc. 401(k) Profit Sharing Plan	8,788,549
Atlantic Risk Management 401(k) Plan	3,502,922
Liberty Benefits Insurance Services, Inc. 401(k) Plan	441,442
The Crump Group 401(k) Savings Plan	138,563
BB&T Retirement Plan for Certain Acquired Companies	12,143
$66,423,111

2011

Heritage Title Services 401(k) Plan	$137,592

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2012 and 2011

6.   Investments

The following table presents the fair value investments that represent five percent or more of the Plan's net assets in one or both years:

	2012	2011
BB&T Corporation Common Stock, 19,508,070 and
20,822,708 shares, respectively	$567,879,916	$524,107,559
Sterling Capital Select Equity Fund, 13,310,309 and
13,327,503 shares, respectively	167,310,590	148,068,554
Federated Treasury Obligations Fund, 112,198,035 and
116,585,164 shares, respectively	112,198,035	116,585,164
Sterling Capital Special Opportunities Fund, 7,777,277 and
7,056,882 shares, respectively	143,568,540	118,767,332
Sterling Capital Equity Income Fund, 8,354,898 and 7,348,519
shares, respectively	132,759,325	108,831,562
Sterling Capital Total Return Bond Fund, 16,120,982 and 13,099,735
shares, respectively	177,653,221	142,132,124
Sterling Capital Mid Value Fund, 9,316,470 and 9,339,011
shares, respectively	133,598,174	120,473,240
Bank Investment Contract	-	135,830,963
Associate Insured Deposit Account	161,744,172	-

During 2012 and 2011, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Net appreciation (depreciation) in fair value of investments:
BB&T Corporation common stock	$83,970,678	$(22,428,071)
Mutual funds	83,325,976	(45,654,269)
Common/Collective Trusts	23,866	-
Common Stock	15,652,923	(3,276,711)
Foreign Stock	1,640,033	-
Corporate Bonds	78,310	(140,660)
US Government Securities	2,754	(6,146)
Other	984,020	-
	$185,678,560	$(71,505,857)

7.  Fair Value of Financial Instruments

Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure asset and liabilities. There have been no changes in the methodologies used at December 31, 2012 and 2011.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2012 and 2011

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, common stock and foreign stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock and two separately managed accounts that primarily hold common stock and foreign stock, which are traded on an exchange or listed market.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include a one-year BIC, the associate insured deposit account, common/collective trusts and corporate and government bonds in the self-directed brokerage option.

The fair value of the one-year BIC and the associate insured deposit account approximates contract value. Contract value is determined as the face value of the Plan's investment, credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Refer to Note 4 for detailed disclosures related to Plan investment in the one-year BIC and the associate insured deposit account.

The fair value of the common/collective trusts is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participants’ transactions (purchase and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The fair value of government securities and corporate bonds were determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various evaluation methodologies, which would be based on quoted prices for securities with similar coupons, ratings, and maturities.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2012 and 2011, there are no level 3 assets.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2012 and 2011

believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2012
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$567,879,916	$567,879,916	$-	$-
Mutual funds:
Money Market Funds	112,198,035	112,198,035	-	-
Stock Funds	787,066,394	787,066,394	-	-
Index Funds	82,840,764	82,840,764	-	-
Fixed Income Funds	177,653,221	177,653,221	-	-
Life Cycle Funds	194,583,900	194,583,900	-	-
Total Mutual Funds	1,354,342,314	1,354,342,314	-	-

Common/Collective Trusts	9,020,618	-	9,020,618	-

Self-directed investments:
Common stock	39,869,594	39,869,594	-	-
Mutual funds	31,247,180	31,247,180	-	-
Corporate bonds	1,663,705	-	1,663,705	-
US Government Securities	58,513	-	58,513	-
	72,838,992	71,116,774	1,722,218	-

Separately Managed Accounts:
Common Stock	2,535,485	2,535,485	-	-
Foreign Stock	311,775	311,775	-	-
Other	94,634	-	94,634	-
	2,941,894	2,847,260	94,634	-

Associate Insured Deposit Acct	161,744,172	-	161,744,172	-
Total Investments at fair value, excluding cash and cash equivalents	$2,168,767,906	$1,996,186,264	$172,581,642	$-

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2012 and 2011

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2011
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common stock	$524,107,559	$524,107,559	$-	$-
Mutual funds:
Money Market Funds	119,201,011	119,201,011	-	-
Stock Funds	651,051,691	651,051,691	-	-
Index Funds	65,413,709	65,413,709	-	-
Fixed Income Funds	142,132,124	142,132,124	-	-
Life Cycle Funds	134,345,253	134,345,253	-	-
Total Mutual Funds	1,112,143,788	1,112,143,788	-	-

Self-directed investments
Common stock	30,376,806	30,376,806	-	-
Mutual funds	25,185,588	25,185,588	-	-
Corporate bonds	1,303,990	-	1,303,990	-
US Govt Securities	56,976	-	56,976	-
	56,923,360	55,562,394	1,360,966	-

One-year bank investment contract	135,830,963	-	135,830,963	-
Total Investments at fair value	$1,829,005,670	$1,691,813,741	$137,191,929	$-

      There were no transfers between levels during 2012 and 2011.

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2012.

			Redemption	Redemption
December 31,	Fair	Unfunded	Frequency (if	Notice
2012	Value	Commitments	currently eligible)	Period
Morley Capital Stable Value Fund	$3,762,381	$-	Daily	30 days
Wells Fargo Stable Value Fund	5,258,237	-	Daily	12 months

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2012 and 2011

8.   Tax Status

The IRS has determined and informed the Plan Sponsor by letter dated January 10, 2012, that the Plan is designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9.   Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

10.  Party-In-Interest Transactions

Included in Plan assets are mutual funds sponsored by a subsidiary of the Corporation of $790,323,935 and $715,508,619 at December 31, 2012 and 2011, respectively, a BB&T interest-bearing cash account of $2,908,716 at December 31, 2012, a bank investment contract issued by a subsidiary of the Corporation of $135,830,963 at December 31, 2011, deposit accounts sponsored by the Corporation of $161,744,172 at December 31, 2012, assets held in separately managed accounts that are managed by Sterling Capital, a subsidiary of the Corporation, totalling $2,941,894 at December 31, 2012 and BB&T Corporation Common Stock of $567,879,916 and $524,107,559 at December 31, 2012 and 2011, respectively. The Plan received cash dividends of $21,696,436 and $16,203,743 on its investments in BB&T-sponsored mutual funds during 2012 and 2011, respectively, interest of $72,064 and $984,969 on its investment in the bank investment contract during 2012 and 2011, respectively, interest of $900,347 on the deposit account during 2012, and cash dividends of $15,201,762 and $13,459,475 on BB&T common stock investments during 2012 and 2011, respectively.

The costs of administrative services rendered by the Corporation’s Trust Division for the years ended December 31, 2012 and 2011 were $249,677 and $263,159, respectively. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts. These fees were $166,423 and $156,593 for the years ended December 31, 2012 and 2011, respectively.

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BB&T Corporation 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 2012 and 2011

11.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

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Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )		( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation		Common Stock	$567,879,916

*	Sterling Capital	Total Return Bond Fund	Mutual Fund	177,653,221
*	Sterling Capital	Mid Value Fund	Mutual Fund	133,598,174
*	Sterling Capital	Select Equity Fund	Mutual Fund	167,310,590
*	Sterling Capital	Small Value Fund	Mutual Fund	35,434,085
*	Sterling Capital	Special Opportunities Fund	Mutual Fund	143,568,540
*	Sterling Capital	Equity Income Fund	Mutual Fund	132,759,325
	Federated Investors	Federated Treasury Obligations Fund	Mutual Fund	112,198,035
	Fidelity	Contrafund	Mutual Fund	23,611,256
	Vanguard	Institutional Index	Mutual Fund	72,143,070
	T. Rowe Price	Mid Cap Growth Fund	Mutual Fund	33,662,369
	T. Rowe Price	Retirement Income Fund	Mutual Fund	45,262,680
	T. Rowe Price	Retirement 2005 Fund	Mutual Fund	2,236,846
	T. Rowe Price	Retirement 2010 Fund	Mutual Fund	24,526,222
	T. Rowe Price	Retirement 2015 Fund	Mutual Fund	19,750,033
	T. Rowe Price	Retirement 2020 Fund	Mutual Fund	47,886,379
	T. Rowe Price	Retirement 2025 Fund	Mutual Fund	19,692,502
	T. Rowe Price	Retirement 2030 Fund	Mutual Fund	21,191,957
	T. Rowe Price	Retirement 2035 Fund	Mutual Fund	12,638,601
	Harbor	International Fund	Mutual Fund	71,859,376
	Vanguard	International Index	Mutual Fund	10,697,694
	T. Rowe Price	Retirement 2040 Fund	Mutual Fund	31,334,012
	T. Rowe Price	Retirement 2045 Fund	Mutual Fund	8,246,239
	T. Rowe Price	Retirement 2050 Fund	Mutual Fund	3,302,718
	T. Rowe Price	Retirement 2055 Fund	Mutual Fund	3,778,390
				$1,354,342,314

14

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )		( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value

	Morley Capital	Stable Value Fund	Common/Collective Trust	$3,762,381
	Wells Fargo	Stable Value Fund	Common/Collective Trust	5,258,237
				$9,020,618

	Plan Participants		Self-directed investments	$72,838,992

	Plan Participants		Participant loans ( 4.25% to 9.25% due thru April 2027)	$46,749,988

	ALEXANDER & BALDWIN COM		Common Stock	$16,154
	ASSURANT INC COM		Common Stock	20,647
	BECTON DICKINSON & CO COM		Common Stock	38,000
	CA INC COM		Common Stock	34,069
	COMPUTER SCIENCES CORP COM		Common Stock	19,424
	DICE HLDGS INC COM		Common Stock	25,475
	DST SYS INC DEL COM		Common Stock	49,510
	E TRADE FINANCIAL CORP COM		Common Stock	37,993
	EARTHLINK INC COM		Common Stock	21,182
	FAIR ISAAC CORP COM		Common Stock	14,374
	FIDELITY NATL INFORMATION SVCS COM		Common Stock	40,554
	FOREST OIL CORP COM PAR $0.01		Common Stock	14,584
	GENERAL DYNAMICS CORP COM		Common Stock	46,065
	GLOBAL PMTS INC COM		Common Stock	52,095
	INTERPUBLIC GROUP COS INC COM		Common Stock	73,559
	LENDER PROCESSING SVCS INC COM		Common Stock	30,775
	LEUCADIA NATL CORP COM		Common Stock	77,674
	LEXMARK INTL NEW CL A		Common Stock	30,727
	LIFE TECHNOLOGIES CORP COM		Common Stock	57,365
	LINCOLN NATL CORP IND COM		Common Stock	35,613

15

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	MARKEL CORP COM	Common Stock	23,405
	OMNICARE INC COM	Common Stock	51,623
	OMNICOM GROUP INC COM	Common Stock	69,694
	REX ENERGY CORPORATION COM	Common Stock	12,174
	SAIC INC COM	Common Stock	12,565
	STANCORP FINL GROUP INC COM	Common Stock	24,019
	SYMANTEC CORP COM	Common Stock	38,581
	UNIVERSAL TECHNICAL INST INC COM	Common Stock	9,096
	UTI WORLDWIDE INC ORD	Common Stock	31,182
	VIACOM INC NEW CL B	Common Stock	71,463
	WELLPOINT INC COM	Common Stock	49,650
	WESTERN UN CO COM	Common Stock	32,324
	XEROX CORP COM	Common Stock	45,599
	ZIMMER HLDGS INC COM	Common Stock	30,330
	ACXIOM CORP COM	Common Stock	3,632
	ADVANCED ENERGY INDS COM	Common Stock	4,985
	AEP INDS INC COM	Common Stock	4,975
	ALASKA AIR GROUP INC COM	Common Stock	13,789
	ALLISON TRANSMISSION HLDGS INC COM	Common Stock	5,513
	ALON USA ENERGY INC COM	Common Stock	6,295
	AMERCO COM	Common Stock	5,580
	AMERICAN CAP MTG INVT CORP COM	Common Stock	4,549
	AMERICAN EQTY INVT LIFE HLD CO COM	Common Stock	7,546
	AMERICAN FINL GROUP INC OHIO COM	Common Stock	4,742
	AMERICAN NATL INS CO COM	Common Stock	4,302
	AMERICAN STS WTR CO COM	Common Stock	5,566
	AMERISTAR CASINOS INC COM	Common Stock	6,796
	AMKOR TECHNOLOGY, INC.	Common Stock	2,896
	AMTRUST FINANCIAL SERVICES INC COM	Common Stock	15,005

16

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	ANAREN INC COM	Common Stock	2,392
	ANWORTH MORTGAGE ASSET CP COM	Common Stock	5,237
	AOL INC COM	Common Stock	7,817
	APOLLO INVT CORP COM	Common Stock	4,957
	APOLLO RESIDENTIAL MTG INC COM	Common Stock	4,482
	ARES CAP CORP COM	Common Stock	6,948
	ARGAN INC COM	Common Stock	2,574
	ARROW ELECTRS INC COM	Common Stock	4,684
	ASSURANT INC COM	Common Stock	4,407
	ATLANTIC TELE NETWORK INC COM NEW	Common Stock	4,772
	AVISTA CORP COM	Common Stock	4,292
	AXT INC COM	Common Stock	3,796
	BANK OF THE OZARKS INC COM	Common Stock	3,849
	BANNER CORP COM NEW	Common Stock	7,621
	BASIC ENERGY SVCS INC NEW COM	Common Stock	5,100
	BELO CORP COM SER A	Common Stock	4,441
	BLUCORA INC COM	Common Stock	5,420
	BOISE INC COM	Common Stock	4,754
	BOOZ ALLEN HAMILTON HLDG CORP CL A	Common Stock	5,053
	BOYD GAMING CORP COM	Common Stock	4,880
	BRIDGEPOINT ED INC COM	Common Stock	4,429
	BROWN SHOE INC NEW COM	Common Stock	2,737
	BUCKEYE TECHNOLOGIES INC COM	Common Stock	9,474
	CALLON PETE CO DEL COM	Common Stock	4,089
	CAMBREX CORP COM	Common Stock	6,031
	CAPITALSOURCE INC COM	Common Stock	6,557
	CAREER EDUCATION CORP COM	Common Stock	4,577
	CARMIKE CINEMAS INC COM	Common Stock	5,370
	CATHAY GENERAL BANCORP COM	Common Stock	7,089
	CBEYOND INC COM	Common Stock	5,379

17

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	CBIZ INC COM	Common Stock	2,210
	CEC ENTMT INC COM	Common Stock	4,846
	CELADON GROUP INC COM	Common Stock	5,204
	CENTRAL PAC FINL CORP COM	Common Stock	5,301
	CHEMICAL FINL CORP COM	Common Stock	3,873
	CHESAPEAKE UTILS CORP COM	Common Stock	4,994
	CHIMERA INVT CORP COM	Common Stock	4,656
	CHURCHILL DOWNS INC COM	Common Stock	4,851
	CLOUD PEAK ENERGY INC COM	Common Stock	4,175
	CNO FINL GROUP INC COM	Common Stock	5,467
	COBIZ FINANCIAL INC COM	Common Stock	5,147
	COCA COLA BOTTLING CO CONS COM	Common Stock	3,658
	COEUR D ALENE MINES CORP IDAHO COM	Common Stock	4,403
	COINSTAR INC COM	Common Stock	4,369
	COMMUNITY TR BANCORP INC COM	Common Stock	3,507
	COMTECH TELECOMMUNICATIONS CP COM NEW	Common Stock	4,112
	CONSOLIDATED GRAPHICS INC COM	Common Stock	4,505
	COOPER TIRE & RUBR CO COM	Common Stock	5,199
	CORINTHIAN COLLEGES COM	Common Stock	5,054
	CORRECTIONS CORP AMER NEW COM	Common Stock	5,994
	COVANTA HLDG CORP COM	Common Stock	4,660
	CRAY INC COM NEW	Common Stock	4,370
	CREDIT ACCEP CORP MICH COM	Common Stock	6,101
	CREXUS INVT CORP COM	Common Stock	5,476
	CSG SYS INTL INC COM	Common Stock	3,781
	CUMULUS MEDIA INC CL A	Common Stock	2,990
	CVR ENERGY INC COM	Common Stock	7,514
	CYS INVTS INC COM	Common Stock	4,015
	DAWSON GEOPHYSICAL CO COM	Common Stock	5,724
	DELEK US HLDGS INC COM	Common Stock	4,735

18

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	DELUXE CORP COM	Common Stock	7,351
	DFC GLOBAL CORP COM	Common Stock	6,074
	DIEBOLD INC COM	Common Stock	4,041
	DILLARDS INC CL A	Common Stock	9,047
	DIME CMNTY BANCORP INC	Common Stock	7,431
	DOLBY LABORATORIES INC COM	Common Stock	3,901
	DOMTAR CORP COM	Common Stock	2,673
	DONNELLEY R R & SONS CO COM	Common Stock	2,472
	DST SYS INC DEL COM	Common Stock	5,151
	EARTHLINK INC COM	Common Stock	3,682
	EAST WEST BANCORP INC COM	Common Stock	3,524
	ECHOSTAR HOLDING CORP CL A	Common Stock	4,996
	EL PASO ELEC CO COM NEW	Common Stock	6,573
	EMPIRE DIST ELEC CO COM	Common Stock	4,647
	EMPLOYERS HOLDINGS INC COM	Common Stock	8,088
	ENCORE CAP GROUP INC COM	Common Stock	6,522
	ENDOCYTE INC COM	Common Stock	4,266
	ENERSYS COM	Common Stock	4,704
	EPL OIL & GAS INC COM	Common Stock	6,179
	FAIRCHILD SEMICONDUCTOR INTL COM	Common Stock	3,528
	FAIRPOINT COMMUNICATIONS INC COM NEW	Common Stock	3,663
	FEDERAL AGRIC MTG CORP CL C	Common Stock	23,465
	FIDUS INVT CORP COM	Common Stock	5,017
	FIRST BANCORP P R COM	Common Stock	5,253
	FIRST CTZNS BANCSHARES INC N C CL A	Common Stock	4,251
	FIRST FINL BANCORP OH COM	Common Stock	3,904
	FIVE STAR QUALITY CARE INC COM	Common Stock	4,334
	FLUSHING FINL CORP COM	Common Stock	7,839
	FOSTER L B CO COM	Common Stock	6,777
	FREIGHTCAR AMER INC COM	Common Stock	5,874

19

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	FRESH DEL MONTE PRODUCE INC ORD	Common Stock	6,008
	GAMESTOP CORP NEW CL A	Common Stock	4,617
	GENCORP INC COM	Common Stock	8,738
	GENERAC HLDGS INC COM	Common Stock	5,901
	GEORGIA GULF CORP COM PAR $0.01	Common Stock	4,293
	GLATFELTER COM	Common Stock	5,646
	GLOBAL GEOPHYSICAL SVCS INC COM	Common Stock	1,436
	GRAPHIC PACKAGING HLDG CO COM	Common Stock	7,339
	GREAT SOUTHN BANCORP INC COM	Common Stock	4,912
	GREEN DOT CORP CL A	Common Stock	6,307
	GREEN PLAINS RENEWABLE ENERGY COM	Common Stock	6,644
	GYRODYNE CO AMER INC COM	Common Stock	3,243
	HANMI FINL CORP COM	Common Stock	6,279
	HATTERAS FINL CORP COM	Common Stock	5,309
	HAWAIIAN TELCOM HOLDCO INC COM	Common Stock	3,744
	HCC INS HLDGS INC COM	Common Stock	6,735
	HEALTHSOUTH CORP COM NEW	Common Stock	3,356
	HELIX ENERGY SOLUTIONS GRP INC COM	Common Stock	5,057
	HHGREGG INC COM	Common Stock	4,142
	HOMEOWNERS CHOICE INC COM	Common Stock	6,299
	HORACE MANN EDUCATORS CORP NEW COM	Common Stock	5,230
	HORNBECK OFFSHORE SVCS INC NEW COM	Common Stock	4,911
	HOT TOPIC INC COM	Common Stock	1,887
	HUNTSMAN CORP COM	Common Stock	4,675
	HYSTER-YALE MATLS HANDLING INC CL B	Common Stock	1,659
	IDT CORP CL B NEW	Common Stock	3,606
	INSIGHT ENTERPRISES INC COM	Common Stock	3,422
	INTEGRATED SILICON SOLUTION COM	Common Stock	3,267
	INTERDIGITAL INC COM	Common Stock	3,739
	INTERNATIONAL BANCSHARES CORP COM	Common Stock	5,934

20

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	INVACARE CORP COM	Common Stock	1,288
	ITT EDUCATIONAL SERVICES, INC	Common Stock	883
	JETBLUE AIRWAYS CORPORATION	Common Stock	4,473
	JOHN BEAN TECHNOLOGIES CORP	Common Stock	5,207
	KADANT INC COM	Common Stock	5,435
	KAPSTONE PAPER & PACKAGING CRP COM	Common Stock	7,922
	KIMBALL INTL INC CL B	Common Stock	2,624
	KULICKE & SOFFA INDS INC COM	Common Stock	4,532
	LEXMARK INTL NEW CL A	Common Stock	4,731
	LIN TV CORP CL A	Common Stock	2,839
	MAGELLAN HEALTH SVCS INC COM NEW	Common Stock	3,871
	MAGNACHIP SEMICONDUCTOR CORP N COM	Common Stock	7,323
	MAIN STREET CAPITAL CORP COM	Common Stock	5,858
	MARRIOTT VACATIONS WORLDWDE CP COM	Common Stock	5,792
	MAXYGEN INC COM	Common Stock	4,157
	MCCLATCHY CO CL A	Common Stock	8,728
	MEDLEY CAP CORP COM	Common Stock	6,610
	MERCER INTL INC COM	Common Stock	3,415
	MFA MTG INVTS INC COM	Common Stock	6,796
	MICREL INC COM	Common Stock	1,862
	MINERALS TECHNOLOGIES INC COM	Common Stock	5,309
	MKS INSTRUMENT INC COM	Common Stock	3,867
	MOLINA HEALTHCARE INC COM	Common Stock	4,736
	MOMENTA PHARMACEUTICALS INC COM	Common Stock	2,900
	MOVADO GROUP INC COM	Common Stock	6,136
	MULTIMEDIA GAMES INC COM	Common Stock	5,222
	MYERS INDS INC COM	Common Stock	7,681
	NACCO INDS INC CL A	Common Stock	2,246
	NASH FINCH CO COM	Common Stock	2,213
	NAVISTAR INTL CORP NEW COM	Common Stock	2,525

21

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	NELNET INC CL A	Common Stock	7,626
	NEUTRAL TANDEM INC COM	Common Stock	1,190
	NEWCASTLE INVT CORP COM	Common Stock	6,857
	NEWPORT CORP COM	Common Stock	3,645
	NN INC COM	Common Stock	4,314
	NORTEK INC COM NEW	Common Stock	4,903
	NORTHWEST NAT GAS CO COM	Common Stock	4,553
	NTELOS HLDGS CORP COM NEW	Common Stock	2,937
	OFFICE DEPOT INC COM	Common Stock	7,478
	OFFICEMAX INC DEL COM	Common Stock	2,782
	OM GROUP INC COMMON	Common Stock	2,664
	PARKER DRILLING CO COM	Common Stock	5,239
	PETMED EXPRESS INC COM	Common Stock	4,085
	PHARMERICA CORP COM	Common Stock	4,315
	PHH CORP COM NEW	Common Stock	5,437
	PHOTRONICS INC COM	Common Stock	3,802
	PLEXUS CORP COM	Common Stock	3,122
	PNM RES INC COM	Common Stock	5,497
	PORTLAND GEN ELEC CO COM NEW	Common Stock	5,171
	POWER ONE INC NEW COM	Common Stock	2,978
	POZEN INC COM	Common Stock	3,357
	PRIMERICA INC COM	Common Stock	5,402
	PROASSURANCE CORP COM	Common Stock	8,607
	PROSPECT CAPITAL CORPORATION COM	Common Stock	6,924
	PROTECTIVE LIFE CORP COM	Common Stock	6,974
	QUAD / GRAPHICS INC COM CL A	Common Stock	5,220
	RED ROBIN GOURMET BURGERS INC COM	Common Stock	3,988
	RENAISSANCE HOLDINGS LTD	Common Stock	6,338
	RENEWABLE ENERGY GROUP INC COM NEW	Common Stock	1,512
	REPUBLIC AWYS HLDGS INC COM	Common Stock	5,305

22

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	REPUBLIC BANCORP KY CL A	Common Stock	5,135
	RTI BIOLOGICS INC COM	Common Stock	3,732
	RUBY TUESDAY INC COM	Common Stock	5,070
	RUDOLPH TECHNOLOGIES INC COM	Common Stock	6,411
	RUTHS HOSPITALITY GROUP INC COM	Common Stock	4,485
	SAFEWAY INC COM NEW	Common Stock	4,143
	SAIA INC COM	Common Stock	4,393
	SANMINA CORPORATION COM	Common Stock	5,612
	SAUER-DANFOSS INC COM	Common Stock	7,579
	SCHOLASTIC CORP COM	Common Stock	3,399
	SCICLONE PHARMACEUTICALS INC COM	Common Stock	3,750
	SCRIPPS E W CO OHIO CL A NEW	Common Stock	2,865
	SELECT MED HLDGS CORP COM	Common Stock	3,772
	SHENANDOAH TELECOMMUNICATIONS COM	Common Stock	3,720
	SINCLAIR BROADCAST GROUP INC CL A	Common Stock	5,225
	SKYWEST INC COM	Common Stock	2,816
	SPARTAN STORES INC COM	Common Stock	3,348
	SPIRIT AIRLS INC COM	Common Stock	3,812
	SPRINT CORPORATION (PCS GROUP)	Common Stock	5,119
	STAGE STORES INC COM NEW	Common Stock	6,269
	STANCORP FINL GROUP INC COM	Common Stock	5,390
	STANDARD MTR PRODS INC COM	Common Stock	4,466
	STANDEX INTL CORP COM	Common Stock	4,308
	STEIN MART INC COM	Common Stock	5,014
	STERLING FINL CORP WASH COM NEW	Common Stock	5,977
	STILLWATER MNG CO COM	Common Stock	4,128
	STONE ENERGY CORP COM	Common Stock	6,238
	SUPERIOR INDS INTL INC COM	Common Stock	2,978
	SWIFT TRANSN CO CL A	Common Stock	5,299
	SYMETRA FINL CORP COM	Common Stock	5,218

23

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	SYNNEX CORP COM	Common Stock	3,782
	TAYLOR CAP GROUP INC COM	Common Stock	5,036
	TECH DATA CORP COM	Common Stock	3,597
	TECO ENERGY INC COM	Common Stock	4,374
	TELENAV INC COM	Common Stock	4,969
	TELEPHONE & DATA SYS INC COM NEW	Common Stock	4,959
	TERADYNE INC COM	Common Stock	4,983
	TOWN SPORTS INTL HLDGS INC COM	Common Stock	4,775
	TREDEGAR CORP COM	Common Stock	4,880
	TRIANGLE CAP CORP COM	Common Stock	6,092
	TRIPLE-S MGMT CORP CL B	Common Stock	3,897
	TTM TECHNOLOGIES INC COM	Common Stock	3,088
	U S AIRWAYS GROUP INC COM	Common Stock	5,684
	ULTRA CLEAN HLDGS INC COM	Common Stock	3,776
	UNIFI INC COM	Common Stock	4,358
	UNIVERSAL CORP VA COM	Common Stock	4,642
	UNIVERSAL INS HLDGS INC COM	Common Stock	4,774
	UNS ENERGY CORP COM	Common Stock	5,472
	US ECOLOGY INC COM	Common Stock	4,708
	USA MOBILITY INC COM	Common Stock	4,859
	USANA HEALTH SCIENCES INC COM	Common Stock	2,569
	VAALCO ENERGY INC COM NEW	Common Stock	5,648
	VECTREN CORP COM	Common Stock	2,176
	VIRTUS INVT PARTNERS INC COM	Common Stock	7,135
	VISHAY INTERTECHNOLOGY INC COM	Common Stock	3,721
	VONAGE HLDGS CORP COM	Common Stock	4,470
	WASHINGTON FED INC COM	Common Stock	6,309
	WEBSENSE INC	Common Stock	1,354
	WESTERN REFNG INC COM	Common Stock	4,313
	WHITE MOUNTAINS INSURANCE	Common Stock	6,180

24

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	WILSHIRE BANCORP INC COM	Common Stock	5,606
	WINTRUST FINANCIAL CORP COM	Common Stock	5,982
	WORLD ACCEP CORP DEL COM	Common Stock	10,811
	WSFS FINL CORP COM	Common Stock	3,380
	ZIONS BANCORPORATION COM	Common Stock	6,676
			$2,535,485

	AERCAP HOLDINGS NV SHS	Foreign Stock	14,200
	ASPEN INSURANCE HOLDINGS LTD SHS	Foreign Stock	62,716
	ASSURED GUARANTY LTD COM	Foreign Stock	20,548
	COVIDIEN PLC SHS	Foreign Stock	40,707
	ENDURANCE SPECIALTY HLDGS LTD SHS	Foreign Stock	56,558
	ENSTAR GROUP LIMITED SHS	Foreign Stock	26,875
	GRANITE REAL ESTATE INC COM	Foreign Stock	20,221
	WILLIS GROUP HOLDINGS PUBLIC L SHS	Foreign Stock	52,039
	ASPEN INSURANCE HOLDINGS LTD SHS	Foreign Stock	6,577
	POPULAR INC COM NEW	Foreign Stock	5,179
	VALIDUS HOLDINGS LTD COM SHS	Foreign Stock	6,155
			$311,775

	ANNALY CAP MGMT INC COM	Real Estate Investment	21,060
	AG MTG INVT TR INC COM	Real Estate Investment	6,011
	APOLLO COML REAL EST FIN INC COM	Real Estate Investment	4,772
	CAPSTEAD MTG CORP COM NO PAR	Real Estate Investment	5,414
	COLONY FINL INC COM	Real Estate Investment	6,084
	DYNEX CAP INC COM NEW	Real Estate Investment	5,985
	INVESCO MORTGAGE CAPITAL INC COM	Real Estate Investment	7,312
	RESOURCE CAP CORP COM	Real Estate Investment	5,622
	UNIVERSAL HEALTH RLTY INCM TR SH BEN INT	Real Estate Investment	6,175
			$68,435

25

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	PENNYMAC MTG INVT TR COM	Exchange Traded Equity Fund	$5,918

	APOLLO GLOBAL MGMT LLC CL A SHS	Limited Partnerships	7,795
	ELLINGTON FINANCIAL LLC COM	Limited Partnerships	5,301
	KKR FINANCIAL HLDGS LLC COM	Limited Partnerships	5,343
	NISKA GAS STORAGE PARTNERS LLC UNIT LTD LIABI	Limited Partnerships	1,842
			$20,281

*	BB&T Corporation	Cash and Cash Equivalents	2,968,754

*	BB&T Corporation	Associate Insured Deposit Account	161,744,172
			$2,218,486,648
	* Party in interest
	Cost is omitted because plan investments are participant-directed.

26

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BB&T Corporation 401(k) Savings Plan

Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions

Year ended December 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction VFCP

$ 51,483

27

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

 BB&T Corporation 401(k) Savings Plan

 June 27, 2013

 /s/ Steven L. Reeder
Senior Vice President & Benefits Manager